Exhibit (a)(1)(F)

Form of Reminder E-mail – Dates may change if expiration date of Offer is extended

The NightHawk Radiology Holdings, Inc. Offer to Exchange Certain Outstanding Options for Restricted Stock Units, or, under certain circumstances, cash (referred to as the “Offer” or “Offer to Exchange”) is still currently open. Please note that the Offer to Exchange your eligible options will expire at 9:00 p.m., Pacific Time, on April 14, 2009, unless we extend the Offer.

According to our records, you have not yet submitted an election form for your options that are eligible to be exchanged. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an election form before the expiration of the Offer. Election forms and other documents relating to the Offer (including instructions) are available on our intranet site at http://intranet.nighthawrad.net. A properly signed and completed election form must be received via facsimile or e-mail by 9:00 p.m., Pacific Time, on April 14, 2009 by the Stock Plan Administrator at:

NightHawk Radiology Holdings, Inc.

601 Front Avenue, Suite #502

Coeur d’Alene, Idaho 83814

Fax: (208) 763-3798

Email: optionexchange@nighthawkrad.net

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. Only documents that are complete, signed and actually received by the Stock Plan Administrator by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post and Federal Express (or similar delivery service) or by hand delivery are not permitted. If you have questions, please direct them to the Stock Plan Administrator at (208) 415-0558 or Paul Cartee, Senior Vice President and General Counsel of the Company at (208) 292-2258.

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) the Instructions Forming Part of the Terms and Conditions of the Offer; and (4) the Agreement to Terms of Election. You may access these documents on the Offer website at http://intranet.nighthawrad.net or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.